Registration No.__________

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NUMBER 2 TO
FORM 10
GENERAL FORM FOR REGISTRATION OF SECURITIES
UNDER SECTION 12(B) OR (G) OF
THE SECURITIES EXCHANGE ACT OF 1934
____________________

NORTHEAST AUTO ACCEPTANCE CORP.
(Name of Small Business Issuer in its Charter)

FLORIDA	65-0637308

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2174 HEWLETT AVENUE, SUITE 206
MERRICK, NY 11566
(Address of Principal Executive Offices and Zip Code)

Issuer's Telephone Number: (516) 377-6311

Securities to be registered pursuant to Section 12(b) of the Act:

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, no par value

NORTHEAST AUTO ACCEPTANCE CORP.

FORM 10

INFORMATION REQUIRED IN REGISTRATION STATEMENT

"NAAC" and “NEAA” are trademarks and service marks of Northeast Auto Acceptance Corp. All other trademarks, service marks or trade names referred to in this Registration Statement on Form 10 ("Registration Statement") are the property of their respective owners. Except as otherwise required by the context, all references in this Registration Statement to (a) "we," "us," "our," the “Company” or "NEA" refer to the consolidated operations of Northeast Auto Acceptance Corp., a Florida corporation, and its wholly-owned subsidiary, Northeast Auto Acceptance Corp., a New York corporation and (b) "you" refers to prospective investors in our common stock and other readers of this Registration Statement.

ITEM 1. DESCRIPTION OF BUSINESS

BACKGROUND

All of our operating business is currently conducted through our subsidiary, also known as, Northeast Auto Acceptance Corp., a New York corporation (“NEAA-NY”), and our principal executive offices are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our telephone number at this address is (516)377-6311.

OUR BUSINESS

The Company was incorporated in the State of New York in 1991 under the name Catadyne Corp. and was reincorporated in Florida in 1996. Catadyne Corp. was an industrial products manufacturing business. In 2004, the business of Catadyne Corp. was discontinued and we looked for a suitable company to acquire.

In 2004, we acquired Northeast Auto Acceptance Corp., a New York corporation, a national wholesale provider of used vehicles, in a reverse acquisition and changed our name to Northeast Auto Acceptance Corp. Our corporate offices are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. The Company’s Web site is under development and will be located at www.neaaonline.com.

The Company currently seeks to exploit its 12 years of experience in the wholesale automobile industry and the inefficiencies and geographic differences in the used vehicle market by purchasing high quality, late model used vehicle from dealers and institutional sellers in Northeastern states and transporting the vehicles for resale in the Pacific Northwest. We are involved only in the wholesale purchase and sale of vehicles acting as a middleman between various dealer and institutional sellers and dealer purchasers. We generally sell our vehicles only through established third-party auctions which act as a marketplace for used vehicles. We thus help align institutional used vehicle sellers and wholesale buyers over a wide geographic area.

During our last audited year, which ended December 31, 2005, we had total revenue of $60,993,353 and a net loss of $111,119.

We typically purchase vehicles from two types of sellers: institutional sellers and dealers. Institutional sellers include vehicle manufacturers and their captive finance arms, banks, vehicle finance companies, credit unions, other financial institutions, vehicle rental companies, commercial fleets and fleet management/licensing companies. Selling dealers include licensed franchised, independent and wholesale vehicle dealers. We deal only with wholesale sellers and buyers and do not buy from or sell to individuals. In addition, we do not purchase or sell scrap vehicles.

As a principal in each transaction, we take title to, and ownership of, the vehicles we purchase. We generally earn revenue from reselling the used vehicles to dealers in other geographic regions at a higher price than we paid to purchase the vehicles.

Our vehicles are purchased from institutional sellers and dealers located within a limited geographic area, specifically, the Northeastern United States. We currently resell all of these vehicles at whole vehicle auctions in the Pacific Northwest. On a weekly basis, we hire various third party automobile transporters to ship our vehicles from the East coast where they are purchased to wholesale auctions in the Pacific Northwest.

Generally speaking, we do not own a vehicle for more than an average of 14 days since our goal is to transport and then quickly sell, at a profit, the vehicles we purchase from sellers.

Although our business is not seasonal in nature, we do attempt to take advantage of how seasonal tastes affect the buying habits of consumers. For example, prior to the spring months we attempt to purchase a greater number of sport vehicles since consumer demand for sports models increases in the spring and summer months. Likewise, prior to the winter months, we attempt to purchase more SUVs to meet the greater consumer demand in the winter months. In addition, the prices of certain kinds of used vehicles fluctuate with the season. For example, the prices of SUVs rise prior to the winter months and drop after the winter ends.

INDUSTRY OVERVIEW

With calendar year 2004 sales of approximately $367 billion, used vehicles make up nearly half of the U.S. auto retail market, the largest retail segment of the economy. In calendar 2004, there were an estimated 42.5 million used vehicles sold compared with 16.9 million new vehicles, of these vehicles approximately 9,666,000 were sold at auction, according to the National Auto Auction Association. Our primary focus, late-model vehicles that are one to six years old, is estimated at approximately $265 billion in annual sales and 20 million units per year.

The demand for used vehicles purchased at auction is driven by the retail demand for used vehicles. Dealers in the United States sold approximately 29.5 million used vehicles in 2002, which accounts for approximately 69% of the total used vehicle sales in the United States. The demand for used vehicles has grown due to the increase in the number of households that have more than one vehicle, improvements by manufacturers to the quality of vehicles that have extended vehicle lifespan and made used vehicles a more attractive option for retail vehicle buyers and the affordability of used vehicles relative to new vehicles.

To satisfy this large demand for used vehicles, car dealers that sell used vehicles utilize various sources of supply to stock their inventory, including trade-ins from customers on new and used vehicle purchases, purchases from other dealers, wholesalers, individuals or other entities. It has been our experience that used vehicle dealers are increasingly relying upon wholesale used vehicle auctions, such as the auctions where we primarily sell our vehicles, as a way to purchase high quality used vehicles and this has resulted in an increase in the number of used vehicles sold annually at auctions and an increase in the attendance at auctions by used vehicle dealers.

OUR SALES AND DISTRIBUTION METHODS

We attempt to have a sales cycle of as little as ten days starting with our purchase of a vehicle, transporting it to auction, reselling it at a profit and our receipt of full payment from the buyer. On a continual basis, we purchase used vehicles in the Northeast and transport and sell them in the Pacific Northwest. In doing so, we seek to exploit a continual inefficiency in the used vehicle market. That is, the supply of high quality, late model used cars is more limited in the Pacific Northwest as compared to the Northeast, resulting in substantially higher wholesale prices. This anomaly in the used vehicle market is largely a factor of the Northeast’s larger population which results in a greater number of cars being bought, sold and leased in the Northeast. The increased number of used vehicles sold in the wholesale market in the Northeast tends to create lower wholesale prices than would be paid for the same used vehicle in the Pacific northwest.

We purchase used vehicles from one of two broad categories of wholesale sellers: institutions and dealers. We do not purchase vehicles directly from private sellers. The majority of the vehicles we buy are purchased from institutional sellers and dealers located within a limited geographic area, specifically, the Northeastern United States. When we purchase vehicles from institutional sellers, the purchases are most commonly made utilizing a wholesale vehicle auction as a middleman, although, at times, we do purchase directly from institutional sellers.

Institutional sellers include vehicle manufacturers and their captive finance arms, banks, vehicle finance companies, credit unions, other financial institutions, vehicle rental companies, commercial fleets and fleet management/licensing companies. The vehicles we purchase from these sellers include vehicles that have come off lease, repossessed vehicles, rental and other program fleet vehicles that have reached a predetermined age or mileage at which time they are automatically repurchased by manufacturers and vehicles purchased by dealers as trade-ins from consumers. Our most important sellers are the captive finance arms of automobile manufacturers such as GMAC and Ford Motor Credit.

We also purchase cars from selling dealers which include licensed franchised, independent and wholesale vehicle dealers. Most of the vehicles we purchase from selling dealers were acquired by the dealers as trade-ins towards the purchase of a new vehicle since many new car dealers find it more efficient to sell trade-in vehicles to wholesale dealers like us than to offer the vehicles in their own used car departments.

A snapshot taken of our business as of a particularly date, such as December 10, 2005 provides a representative view of our operations. On December 10, 2005, we had 225 vehicles in inventory, with a total purchased value of approximately $2.9 million. A sampling of the kinds of vehicles making up that inventory would include SUVs and vans such as late model Toyota Runners and Sequoias, Chevrolet Suburbans and Tahoes, Ford Explorers and Windstars and Cadillac Escalades, as well as passenger cars, such as Honda Accords, Mini Coopers and Saab 9-3s. All of these vehicles were quickly sold by us, at wholesale auctions in the Pacific Northwest. Although our business is not seasonal in nature, we do attempt to take advantage of how seasonal tastes affect the buying habits of consumers. For example, prior to the spring months we attempt to purchase a greater number of sport vehicles since consumer demand for sports models increases in the spring and summer months. Likewise, prior to the winter months, we attempt to purchase more SUVs to meet the greater consumer demand in the winter months. In addition, the prices of certain kinds of used vehicles fluctuate with the season. For example, the prices of SUVs rise prior to the winter months and drop after the winter ends.

Our management has extensive experience in selecting used vehicles for purchase. Prior to purchase, we learn about the availability of our used vehicles being sold by institutional sellers, directly from the sellers, either via their Web sites or from lists they provide to us. We use a combination of industry guidebooks and management’s experience in determining what the proper price to bid for and purchase a used vehicle. Once we successfully bid on a vehicle, we use third party contractors to inspect the vehicles for substantial defects and we reserve the right to reject the purchase of any vehicle showing substantial defects.

Currently, we purchase vehicles, on a monthly basis, from six (6) auctions houses which each comprise over ten percent (10%) of our purchases, namely, Skyline Auto Exchange, Southern Auto Auction, ADESA Boston Auto Auction, NADE (National Auto Dealers Exchange), ADESA New Jersey Auto Auction and Manheim Auto Auction. It should be noted that we are not dependant upon any one auction house for our purchases, since in the event that any particular auction house should go out of business, the sellers utilizing such auction house would shift to other auctions. We currently utilize a revolving line of credit of up to $1,200,000 provided by Manheim Automotive Financial Services, Inc., an affiliate of Manheim Auto Auctions, Inc (“Manheim”). Pursuant to such line of credit, which is designed specifically for the purchase of vehicles from Manheim, we are obligated to repay each advance against the line of credit in no more than 21 days after it is advanced to the Company. The Manheim line of credit also contains several other material terms, specifically, the loan is secured against vehicles purchase with the funds, we have agreed to maintain reasonable amount of adequate cash necessary to operation our business and we have agreed not to make any material changes in our business or material change in our capital structure.

The current focus of our sales activity is the sale of our vehicles at wholesale auctions located in the Pacific Northwest. On a weekly basis, we hire various non-union, third party automobile shippers to transport our vehicles to wholesale auctions in the Pacific Northwest. We utilize the services of established third party vehicle shippers that take our vehicles from the New York metropolitan area and ship them to the Pacific Northwest on our behalf. We have non-exclusive arrangements with these shipping companies and we regular contract with several different transporters.

The average time it takes to ship a vehicle is five days. Our shipping costs are partially dependant on the price of fuel and may rise or fall depending upon the then-current fuel costs at any point in time and as of September 30, 2006, our average cost to ship a vehicle is $937 per vehicle. Once our vehicles are shipped to the third party auction locations, they are cleaned and minor repairs, if necessary, are made by third party contractors who are provided by the auction houses as add-on services available to sellers.

We utilize third party wholesale used vehicle auctions for almost all of our sales and they are a key element in our business. Auctions serve as a real-time independent marketplace for the industry and efficiently transfer ownership and title, administer the flow of funds between sellers and buyers of vehicles and facilitate the storing, transporting, reconditioning and selling of vehicles.

By selling at wholesale auctions, we help assure that we receive the highest possible prices for our vehicles in an efficient marketplace and we help assure that we can quickly sell the vehicles we purchase. Equally as important, auctions assure payment from buyers by escrowing title until payment is received, so that the Company’s credit risk on vehicle sales is substantially reduced.

We believe that auctions are the best means of transferring ownership of used vehicles based on the short time-to-cash cycle auctions offer, the low cost of utilizing auctions as a percent of the gross market value of the vehicles placed at auction and the relative transparency of the auction process. As a result, auctions offer a large and liquid market resulting in true real time market prices for each vehicle sold.

The total numbers of cars we sold in 2005, 2004 and 2003 was as follows and our total revenue and net loss for each those years is shown below:

Year	Cars	Revenue	Profit (Loss)
2005	4,259	$60,993,353	($111,119)
2004	3,562	$47,279,498	($170,922)
2003	2,653	$30,322,091	($25,455)

GROWTH STRATEGY

We are pursuing strategic initiatives that are designed to capitalize on our underlying business strengths, grow our business and improve our profitability. Key elements of our growth strategy include:

Growing vehicle sales volume. We expect to grow our business by capitalizing on the increasing volume of used vehicles purchase and sold annually. We intend to increase vehicle volume from existing institutional customers and to add new accounts by increased marketing efforts and through the acquisition of smaller competitors.

Identifying new markets. We expect to expand our resale efforts from the Pacific Northwest to other geographic markets within the United States where we can identify similar market inefficiencies and where there the supply of high quality, late model used vehicles is limited.

Acquisitions of Smaller Competitors. We have a large number of smaller competitors whose sales volume is less than ours, but who have established relationships with dealers with whom we do not currently do business. We plan on either acquiring one or more of these smaller competitors or entering into other relationships with such companies which allows us to take advantage of their existing relationship.

  Optimizing profit per vehicle sold. In 2005, we had a net loss per car sold of $26. We plan to increase our average profit per car by up to $200 by negotiating better terms from sellers and by reducing transportation costs through greater volume commitments to shippers and through the possible utilization of railroad shipping for vehicles which are now available to us due to the larger number of vehicles that we now ship.

REVENUES

The following table shows our total revenue and net income for the last three complete years. This information is a subset of the financial information which can be found in Part F/S of this Registration Statement.

	2005	2004	2003

Total Revenues	$60,993,353	$47,279,498	$30,322,091
Net Income (Loss)	($111,119)	($170,922)	($25,455)

COMPETITIVE STRENGTHS

We believe that the following key competitive strengths are critical to our continuing success:

Experienced management team. The members of our senior management team have an average of 18 years of experience in the auto industry and have successfully grown our company to become a leader in the wholesale used vehicle market. Our management team has accomplished this by implementing a disciplined strategy of selective vehicle purchases and increasing sales. Over the past several years, our management team has demonstrated its ability to efficiently and successfully integrate both large and small acquisitions of used vehicles and has increased the number of vehicles bought and sold annually.

Established relationships with diversified customer base. Since the supply of high quality used vehicles is limited, our long standing business relationships with institutional sellers and our ability to quickly close and pay for purchases are a strong competitive advantage. We have established strong business relationships with selling dealers and institutional customers, such as vehicle manufacturers, financial institutions, rental agencies and fleet companies. Our customer base is primarily comprised of repeat customers, which allows us to reduce the amount of time required to close a purchase or sale and allows us access to dealer and institutional vehicles for sale which would not be available to less established competitors. Due to the diversity of our customer base, we do not have a major concentration of business with any one customer on either the buy or sale side of a transaction. In fact, none of sellers from which from we purchase vehicles, accounts for more than 10% of our purchasing volume and no one purchaser of our vehicles accounts for 10% or more of our selling. This diversity also allows us to better withstand changes in the economy and market conditions. Our sales and marketing team seeks to foster and maintain strong relationships with our customers through frequent contact and customer service. These open lines of communication allow us to be more responsive and timely in meeting our customers' needs and goals, regardless of the size of their portfolio of vehicles.

Experienced Administrative Staff. We have developed streamlined administrative services which handle title processing and administrative paperwork resulting in lower administrative costs, greater efficiency and reduced turnaround times for vehicles we purchase and sell.

COMPETITION

All aspects of the automotive industry are highly competitive. We regularly compete for the purchase of used vehicles with small and large dealers and other wholesalers. At our auctions, we compete with numerous other sellers of used vehicles including the same types of sellers from whom we purchase vehicles.

INTELLECTUAL PROPERTY PROTECTION

We regard the protection of our service marks, trademarks and trade secrets as critical to our future success and rely on a combination of trademark, service mark and trade secret laws and contractual restrictions to establish and protect our proprietary rights in our services. Although we do not believe that we infringe the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to past, current or future services.

GOVERNMENTAL REGULATION

In addition to the laws and regulations which apply to all businesses, our operations are subject to regulation, supervision and licensing under various state and local statutes and regulations applicable to wholesale used vehicle dealers. We are licensed by the New York State Department of Motor Vehicles as a wholesale motor vehicle dealers and by the New Jersey Department of Motor Vehicles as an automobile leasing company. The cost of compliance with all such regulations is minimal.

Since we sell automobiles and are not engaged in manufacturing, we did not spend any material amounts on compliance with environmental laws.

EMPLOYEES

As of September 30, 2006, we had seven full time employees, including two in Sales and Support and five in Administration. In addition, we have on-going relationships with six contactors who work as sales representatives for the Company. Although talented and qualified employees are difficult to find in the current tight job market, we have experienced relative success in attracting and retaining highly motivated and talented employees.

We believe that the future success of the Company will depend in part on our continued ability to attract, integrate, retain and motivate highly qualified sales and managerial personnel, and upon the continued service of our senior management. The competition for qualified personnel in our industry and graphical location is intense, and there can be no assurance that we will be successful in attracting, integrating, retaining and motivating a sufficient number of qualified personnel to conduct our business in the future. From time to time, we also employ independent contractors to support our marketing and sales organization. We have never had a work stoppage, and no employees are represented under collective bargaining agreements. We consider our relations with our employees to be good.

SUBSIDIARIES

We have one subsidiary, Northeast Auto Acceptance Corp., a New York corporation, which was incorporation in 1996 and is a wholly-owned subsidiary of Northeast Auto Acceptance Corp., a Florida corporation. All of our operating business is handled by our New York subsidiary and information contained herein regarding the business of the Company reflects the operating business of our New York subsidiary.

ITEM 1B. RISK FACTORS

The Company is subject to various risks, including the risks described below. The Company’s business, operating results, and financial condition could be materially and adversely affected by any of these risks. Additional risks not presently known to the company or that the Company currently deems immaterial may also impair the business and its operations.

Economic Conditions and Gasoline Prices May Affect Sales. In the normal course of business, the Company is subject to changes in general or regional U.S. economic conditions, including, but not limited to, consumer credit availability, consumer credit delinquency and default rates, interest rates, gasoline prices, inflation, personal discretionary spending levels, and consumer sentiment about the economy in general. Any significant changes in economic conditions could adversely affect consumer demand and/or increase our costs resulting in lower profitability for the Company. In addition, our transportation costs are partially tied to the cost of gasoline and any additional increases to the cost of gasoline may increase our costs and may result in lower profitability.

Our Business is Highly Competitive. The reselling of late model used vehicles is a highly competitive business. The Company’s competition includes publicly and privately owned franchised new car dealers and independent dealers, as well as millions of private individuals. The company’s competitors may sell the same or similar makes of vehicles that the Company offers in the same or similar markets at competitive prices. Further, new entrants to the market could result in increased wholesale costs for used vehicles and lower-than-expected vehicle sales and margins. Additionally, competition on vehicle sales is increasing as these products are now being marketed and sold over the Internet. Customers are using the Internet to compare pricing for cars and related financing, which may further reduce the Company’s profitability.

Retail and Wholesale Prices May Vary Depending Upon Factors Beyond the Company’s Control. Any significant changes in retail or wholesale prices for used and new vehicles could result in lower sales and margins for the Company. If any of the Company’s competitors seek to gain or retain market share by reducing prices for used vehicles, the Company would likely reduce its prices in order to remain competitive, which may result in a decrease in its sales and profitability and require a change in its operating strategies.

There are Risks Associated with Purchasing Inventory. A reduction in the availability or access to sources of inventory would adversely affect the Company’s business. A failure to adjust the price that the Company offers to purchase vehicles from sellers to stay in line with market trends, or a failure to recognize those trends, could negatively impact the Company’s ability to acquire inventory.

We are Highly Dependant Upon Our Management and Workforce. The Company’s success depends upon the continued contribution of its corporate management team. Consequently, the loss of the services of key employees could have a material adverse effect on the Company’s results of operations. In addition, in order to expand the Company’s business, the Company will need to hire additional personnel. The market for qualified employees in the industry and in the regions in which the Company operates is highly competitive and may subject the company to increased labor costs during periods of low unemployment.

We are Dependant Upon Our Information Systems. The Company’s business is dependent upon the efficient operation of its information systems. In particular, the Company relies on its information systems to effectively manage its sales, inventory and customer information. The failure of the Company’s information systems to perform as designed or the failure to maintain and continually enhance or protect the integrity of these systems could disrupt the Company’s business, impact sales and profitability, or expose the Company to customer or third-party claims.

Our Availability to Capital May Vary. Changes in the availability or cost of capital and working capital financing, including the availability of long-term financing to support development of the Company, could adversely affect the company’s growth and operating strategies. Further, the Company’s current credit facilities contains certain financial covenants and the Company’s future credit facilities may contain covenants and/or performance triggers. Any failure by the Company to comply with these covenants and/or performance triggers could have a material adverse effect on the Company’s business.

Our Purchases and Sales are Geographically Concentrated. The Company’s performance is subject to local economic, competitive, and other conditions prevailing in geographic areas where the Company operates. Since currently, all of our vehicles are purchased in the Northeast and are sold in the Pacific Northwest, the Company’s current results of operations depend substantially on general economic conditions and consumer spending habits in these markets. In the event that any of the geographic areas in which the Company does business experiences a downturn in economic conditions, it may adversely affect the Company’s business. Furthermore, in the event that the regional price discrepancies of vehicles that the Company exploits should decrease or disappear, it may adversely affect the Company’s business.

We Currently Have Just One Director. Our Board of Directors is currently comprised of just one member, our Chief Executive Officer William Solko. Thus, without any independent directors, conflicts of interest between the Company and our Chief Executive Officer may occur regarding issues such as executive compensation. We intend to increase the size of the Board of Directors in 2007.

Control of the Company by Our Majority Stockholder. Our Chief Executive Officer, William Solko, is the majority stockholder of the Company and owns 56.4% of the shares issued and outstanding. Accordingly, the present majority stockholder of the Company is in a position to elect all of the directors of the Company and control its policies.

Our Costs Are Partially Dependant Upon Fuel Costs. Because all of the vehicles we purchase must be shipped from the Northeast to the Pacific Northwest, we are dependant upon variations in the cost of fuel. Any significant rise in the cost of fuel will increase our transportation costs and we may not be able to pass these increased costs along to our customers, resulting in lower net profits on each vehicle we sell.

ITEM 2. FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following table contains certain selected financial data of the Company and is qualified by the more detailed financial statements and the notes thereto provided in this Registration Statement and specifically Notes 1 and 2 to our Financial Statements which discuss prior business combinations and accounting policies.

	Fiscal Year Ended December 31,
	2005	2004	2003	2002	2001
				(Unaudited)	(Unaudited)
Statement of Operations Data

Revenues	$60,993,353	$47,279,498	$30,327,095	$29,148,306	$24,361,620
Net Income (Loss)	($111,119)	($170,922)	($25,455)	$700	($52,794)

Net Income per share
Basic	$0.00	($0.01)	$0.00	$0.00	($0.01)
Diluted (with options)	$0.00	($0.01)	$0.00	$0.00	($0.01)

Balance Sheet
Current Assets	$3,765,093	$3,018,999	$1,946,645	$1,857,206	$1,609,661
Total Assets	$3,954,972	$3,038,123	$2,075,838	$1,867,764	$1,617,899
Current Liabilities	$3,159,970	$2,941,213	$1,972,662	$1,739,133	$1,489,968
Long Term Debt	$0	$0	$0	$0	$0
Total Liabilities	$3,159,970	$2,941,213	$1,972,662	$1,739,133	$1,489,968
Shareholders Equity	$795,002	$96,910	$103,176	$128,631	$127,931

	Nine Months Ended September 30 (unaudited)
	2006	2005
Statement of Operations Data

Revenues	$57,519,622	$46,639,481
Net Income (Loss)	$412,765	$25,978

Net Income per share
Basic	$0.02	$0.00
Diluted (with options)	$0.02	$0.00

Balance Sheet Data
Current Assets	6,349,917	3,765,093
Total Assets	6,366,340	3,954,972
Current Liabilities	$5,158,573	$3,159,970
Long Term Debt	$0	$0
Total Liabilities	$5,158,573	$3,159,970
Stockholders Equity	$1,207,767	$795,002

MANAGEMENT'S DISCUSSION AND ANALYSIS

The matters discussed in this registration statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences are discussed in this section and elsewhere in this registration statement.

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this Registration Statement. The matters discussed in this Registration Statement contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below in "Factors Affecting Our Business, Operating Results, and Financial Condition" as well as those discussed in this section and elsewhere in this Registration Statement.

We are wholesale automobile sales company which seeks to exploit the inefficiencies and geographic differences in the used vehicle market by purchasing high quality, late model used vehicle from dealers and institutional sellers in Northeastern states and transporting the vehicles for resale in the Pacific Northwest. We are involved only in the wholesale purchase and sale of vehicles acting as a middleman between various dealer and institutional sellers and dealer purchasers. We generally sell our vehicles only through established third-party auctions which act as a marketplace for used vehicles. We thus help align institutional used vehicle sellers and wholesale buyers over a wide geographic area.

We monitor our performance as a business using a number of measures that are not found in our consolidated financial statements. Most specifically, we measure the total number of vehicle we purchase and sell in each year and use that as an indicator of our growth. We believe that improvement in this metric will result in improvements in our financial performance over time and we use this metric as a measure of operating performance in addition to net income and the other measures included in our consolidated financial statements.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of our operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires management to make estimates and judgments that affect the amounts reported for assets, liabilities, revenue, expenses and the disclosure of contingent liabilities. A summary of our significant accounting policies is more fully described in Note 2 to our consolidated financial statements included elsewhere in this Registration Statement.

Our critical accounting policies are those that we believe are both important to the portrayal of our financial condition and results of operations and that involve difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. The estimates are based on historical experience and on various assumptions about the ultimate outcome of future events. Our actual results may differ from these estimates in the event unforeseen events occur or should the assumptions used in the estimation process differ from actual results.

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). All of our revenue is generated from the sales of used vehicles. We recognize revenue only when one of vehicles is sold at auction to a buyer and upon the occurrence of either the title being transferred or when buyer assumes the responsibility of ownership such as the risk of loss.

Allowance for Doubtful Accounts

All of our vehicles are sold through wholesale auctions houses. The terms of the auction sales require that payment be received by the seller prior to the title being transferred to the purchaser. Thus, we receive payment upon the sale of each vehicle and therefore, we do not maintain an allowance for doubtful accounts on our financial statements.

Income Taxes

We account for income taxes in accordance with the asset and liability method required by SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Inventory

Inventory is stated at the lower of cost or market using the specific identification basis. Since we generally only own vehicles in our inventory for less than 14 days, we do not have to estimate the realizability of our inventory since it is generally 100% sold within 14 days.

Stock-Based Compensation

We do not maintain share-based incentive plans for our employees and have not granted any stock as compensation.

Recent Accounting Pronouncements

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 clarifies existing guidance regarding revenue recognition. Neither the Company's adoption of SAB 104 nor its adoption of proposed Standards will have an impact on its consolidated results of operations, financial position or cash flows.

No other recently issued accounting standards adopted by the Company during 2005, 2004 and 2003 nor any proposed standards will have an impact on its consolidated results of operations, financial position or cash flows.

Results of Operations

For the Three Months Ended September 30, 2006 and September 30, 2005

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the three month periods ended September 30, 2006 and September 30, 2005.

	Three Months ended September 30,
	2006	2005
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.6%	96.7%
Gross profit	3.4%	3.3%

Sales, general and administrative expenses	1.4%	1.6%
Other operating expenses	1.6%	1.6%
Total operating expenses	2.6%	3.2%
Profit from operations	0.8%	0.1%

Revenues

Revenue for the three month period ended September 30, 2006 were $20,817,683 an increase of $3,486,224 or 20.12% over revenues for the three month period ended September 30, 2005 of $17,331,459. The increase in revenue was a result of our continued growth of our business, an increase the price of vehicles sold and an overall increase in the number of vehicles we sold in the nine month period in 2006 over 2005. Specifically, in the three month period ended September 30, 2006 we sold 1,419 vehicles at an average sales price of $14,671 as compared to only 1,196 vehicles at an average sales price of $14,491 during the comparable period in 2005.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $20,081,018 or 96.5% of net revenues during the three period ended September 30, 2006 as compared to $16,742,715 or 96.6% for the comparable period in 2005, an increase of $3,338,303 or 19.9%. Thus, our gross margin was 3.5% for the three month period ended September 30, 2006 as compared to 3.4% for the comparable period in 2005. The increase in our cost of revenue is attributable to the purchase of a larger number of vehicles during the three month period ended September 30, 2006 as compared to the comparable period in 2005.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $257,608 for the three month period ended September 30, 2006 or 1.2% of net revenue as compared to $350,253 or 2.0% of net revenue for the comparable period in 2005, a decrease in such expenses of $92,645 or 26.5% The decrease in the ratio of SGA expenses to net revenue was primarily due to our ability to reduce the level of our SGA expenses while spreading them over a larger sales volume.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $304,253 for the three month period ended September 30, 2006 or 1.5% of net revenue compared to the comparable period in 2005 when such expenses were $260,013 or 1.5% of net revenue. The small increase in such expenses is attributable to increased interest payments and increases in the professional fees we paid in 2006. However, there was also a slight decrease in the percentage of revenue used we our ability to spread our fixed expenses over a larger sales volume. The following table shows the changes in the components our these expenses during the comparable periods

	Three Month Period Ended September 30, 2006	Three Month Period Ended September 30, 2005	Change	Percent Change
Officers Salaries	$179,755	$208,422	($28,667)	(13.8%)
Consulting Expense	$49,000	$0	$49,000	490%
Interest Expense	$75,498	$51,591	$23,907	46.3%

Operating Gain

Operating gain (or profit from operations) is calculated as our revenues less all of our operating expenses. Our operating gain for the three month period ended September 30, 2006 was $229,987 or 1.1% of net revenue as compared to an operating loss of $17,163 or -0.10% of net revenue for comparable period in 2005, an increase of $247,150 or 1,440%. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses.

For the Nine Months Ended September 30, 2006 and September 30, 2005

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the nine month periods ended September 30, 2006 and September 30, 2005.

	Nine Months ended September 30,
	2006	2005
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.6%	96.7%
Gross profit	3.4%	3.3%

Sales, general and administrative expenses	1.1%	1.6%
Other operating expenses	1.5%	1.6%
Total operating expenses	2.6%	3.2%
Profit from operations	.84%	0.17%

Revenues

Revenue for the nine month period ended September 30, 2006 were $57,519,622 an increase of $10,880,141 or 23.3% over revenues for the nine month period ended September 30, 2005 of $46,639,481. The increase in revenue was a result of our continued growth of our business, an increase the price of vehicles sold and an overall increase in the number of vehicles we sold in the nine month period in 2006 over 2005. Specifically, in the nine month period ended September 30, 2006 we sold 3,726 vehicles at an average sales price of $15,437 as compared to only 3,367 vehicles at an average sales price of $13,852 during the comparable period in 2005.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $55,585,030 or 96.6% of net revenues during the nine period ended September 30, 2006 as compared to $45,112,600 or 96.7% for the comparable period in 2005, an increase of $10,472,430 or 23.2% Thus, our gross margin was 3.4% for the nine month period ended September 30, 2006 as compared to 3.3% for the comparable period in 2005. The increase in our cost of revenue is attributable to the purchase of a larger number of vehicles during the nine month period ended September 30, 2006 as compared to the comparable period in 2005.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $611,572 for the nine month period ended September 30, 2006 or 1.1% of net revenue as compared to $762,558 or 1.6% of net revenue for the comparable period in 2005. A decrease in such expenses of $150,986 or 19.9%. The decrease in the ratio of SGA expenses to net revenue was primarily due to our ability to maintain the level of our SGA expenses while spreading them over a larger sales volume.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $842,749 for the nine month period ended September 30, 2006 or 1.5% of net revenue compared to the comparable period in 2005 when such expenses were $733,346 or 1.6% of net revenue. The small increase in such expenses is attributable to increased interest payments and increases in the professional fees we paid in 2006. However, there was also a slight decrease in the percentage of revenue used we our ability to spread our fixed expenses over a larger sales volume. The following table shows the changes in the components our these expenses during the comparable periods

	Nine Month Period Ended September 30, 2006	Nine Month Period Ended September 30, 2005	Change	Percent Change
Officers Salaries	$482,334	$439,388	$42,946	9.8%
Consulting Expense	$147,000	$162,744	($15,744)	9.7%
Interest Expense	$213,415	$131,214	$82,201	62.6%

Operating Gain

Operating gain (or profit from operations) is calculated as our revenues less all of our operating expenses. Our operating gain for the nine month period ended September 30, 2006 was $480,271 or 0.83% of net revenue as compared to $30,977 or 0.01% of net revenue for comparable period in 2005, an increase of $449,294 or 450.4%. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses.

For the Years Ended December 31, 2005 and December 31, 2004

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the two-year period ended December 31, 2005.

	Years ended December 31,
	2005	2004
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.9%	96.6%
Gross profit (loss)	3.1%	3.4%

Sales, general and administrative expenses	1.7%	1.6%
Other operating expenses	1.6%	2.1%
Total operating expenses	3.3%	3.7%
Operating gain (loss)	(0.2%)	(0.3%)
Earnings (loss) before income taxes	(0.2%)	(0.3%)
Net earnings (loss)	(0.2%)	(0.3%)

Revenues

Revenue for the year ended December 31, 2005 were $60,993,353 an increase of $13,713,855 or 29.0% over revenues for the year ended December 31, 2004 of $47,279,498. The increase in revenue was a result of our continued growth of our business, increases in the average sales price per vehicle and an overall increase in the number of vehicles we sold in 2005 over 2004. Specifically, in the year ended December 31, 2005 we sold 4,259 vehicles at an average sales price of $14,671 as compared to only 3,562 vehicles at an average sales price of $13,273 during the comparable period in 2004.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $59,124,744 or 96.9% of net revenues during the year ended December 31, 2005 as compared to $45,692,747 or 96.6% for 2004, an increase of $13,431,997 or 29.4%. Thus, our gross margin was 3.1% for 2005 and 3.4% for 2004. The increase of our cost of revenue is attributable to our purchase of a larger number of vehicles for resale in 2005 as compared to 2004.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $1,032,799 for the year ended December 31, 2005 or 1.69% of net revenue as compared to $746,329 or 1.58% of net revenue for 2004. The increase in the ratio of SGA expenses to net revenue was primarily due to increased transportation costs associated with increased fuel costs in 2005 and increased costs associated with being a public company.

Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $939,485 for the year ended December 31, 2005 or 1.54% of net revenue a decrease of $71,859 from 2004 when such expenses were $1,011,344 or 2.14% of net revenue. This decrease was primarily as a result of a sharp decrease in fees paid to consultants in 2005 and our being able to amortize our fixed salary expenses over a larger sales volume. The following table shows the changes in the components our these expenses during the comparable periods

	Period Ended December 31, 2005	Period Ended December 31, 2004	Change	Percent Change
Officers Salaries	$524,738	$569,543	($44,805)	(7.9%)
Consulting Expense	$211,764	$275,250	(63,486)	(23.1%)
Interest Expense	$202,982	$166,551	26,431	21.9%

Operating Gain (Loss)

Operating gain is calculated as our net revenues less all of our operating expenses. Our operating loss for the year ended December 31, 2005 was $103,705 or -0.2% of net revenue as compared to a loss of $170,922 or -0.3% of net revenue for the year ended December 31, 2004. This decrease in operating loss was primarily as a result of an increase in our gross profit of $281,828 accompanied by a decrease in the percentage of revenues which were used for operating expenses resulting in a decreased loss in the amount of $67,217 or 39.3%.
Provision for Income Taxes

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:

	Current	Deferred	Total
Federal	$(22,000)	$(22,000)	$-
State and local	9,700	(2,300)	7,400
	$(12,300)	$(19,700)	$7,400

The income tax provision for the year ended December 31, 2004 consisted of the following:

	Current	Deferred	Total

Federal	$(52,000)	$52,000	$-
State and local	(15,000)	15,000	-
	$(67,000)	$67,000	-

Net Profit (Loss)

Net profit (or loss) is net revenue less all expenses. Our net loss for the year ended December 31, 2005 was $111,119 or -0.2% of net revenue as compared to a loss of $170,922 or -0.3% of net revenue for the year ended December 31, 2004, a decrease in our net loss of $59,803 or 35%. This increase in operating gain was primarily as a result of our increase in gross profit without a proportionate increase in operating expenses. Inflation had no material impact on our revenues, expenses or net profit during 2005 and 2004.

For the Years Ended December 31, 2004 and December 31, 2003

The following table sets forth certain data derived from the consolidated statements of operations, expressed as a percentage of net revenues for each of the years in the two-year period ended December 31, 2004.

	Years ended December 31,
	2004	2003
Percentage of net revenues:
Net revenues	100%	100%
Cost of revenues	96.6%	97.4%
Gross profit (loss)	3.4%	2.6%

Sales, general and administrative expenses	1.6%	1.0%
Other operating expenses	2.1%	1.7%
Total operating expenses	3.7%	2.7%
Operating gain (loss)	(0.3%)	(0.1%)
Earnings (loss) before income taxes	(0.3%)	(0.1%)
Net earnings (loss)	(0.3%)	(0.1%)

Revenues

Revenue for the year ended December 31, 2004 was $47,279,498 an increase of $16,957,407 or 55.9% over revenues for the year ended December 31, 2003 of $30,322,091. The increase in revenue was a result of our continued growth of our business, our increase access to capital, the increase in the number of vehicles we sold in 2004 over 2003 and an increase in the average sales price be vehicle sold. Specifically, in the year ended December 31, 2004 we sold 3,562 vehicles at an average sales price of $13,273 as compared to only 2,653 vehicles at an average sales price of $11,433 during the comparable period in 2003.

Cost of Revenues and Gross Margin

The Company's cost of revenues is composed primarily the cost of purchasing vehicles for resale. Cost of revenues as a percentage of revenue was $45,692,747 or 96.6% of net revenues during the year ended December 31, 2004 as compared to $29,527,567 or 97.4% for 2003, an increase of $16,165,180 or 54.7%. Thus, our gross margin was 3.4% for 2004 and 2.6% for 2003. The 100.2% increase in our gross margin was attributable to management’s increased expertise in selecting vehicles for purchase.

Operating Expenses

Our operating expenses are comprised primarily of salaries, consulting fees and sales, general and administrative expenses.

Sale, General and Administrative

Sale, general and administrative (“SGA”) expenses are composed principally of vehicle transportation costs, salaries of administrative personnel, fees for professional services and facilities expenses. These expenses were $746,329 for the year ended December 31, 2004 or 1.58% of net revenue as compared to $287,008 or 1.0% of net revenue for 2003, an increase of $459,321 or 160%. The increase in the ratio of SGA expenses to net revenue was primarily due to increased personnel and transportation costs in 2004.
Other Expenses

Our combined expenses for officers salaries, consulting fees and interest was $1,011,344 for the year ended December 31, 2004 or 2.14% of net revenue an of $480,373 from 2003 when such expenses were $530,971 or 1.75% of net revenue. This increase was primarily as a result of a sharp increase in fees paid to consultants in 2004 related to our reverse acquisition transaction which was in the amount of $275,250 as compared to no such expenses in 2003. The following table shows the changes in the components our these expenses during the comparable periods.

	Period Ended December 31, 2004	Period Ended December 31, 2003	Change	Percent Change
Officers Salaries	$569,546	$382,761	$186,782	48.8%
Consulting Expense	$275,250	$0	($275,250)	(100.0%)
Interest Expense	$166,551	$148,210	$18,341	12.4%

Operating Gain (Loss)

Operating gain is calculated as our net revenues less all of our operating expenses. Our operating loss for the year ended December 31, 2004 was $170,922 or -0.3% % of net revenue as compared to a loss of $25,455 or -0.1% of net revenue for the year ended December 31, 2003.

This increase in operating loss was primarily as a result of an increase in our expenses related to our reverse acquisition transaction accompanied by a decrease in the percentage of revenues which were used for operating expenses resulting in a decreased loss.

Net Profit (Loss)

Our net profit (or loss) is calculated as our operating gain (or loss) less amount paid in income taxes. Because we had an operating loss in 2004 and 2003, we paid no income taxes in either year and therefore, or net loss was equal to our operating loss.

Liquidity and Capital Resources

Net cash used by operating activities during the nine month period ended September 30, 2006 was $1,110,977 an increase of $588,172 as compared with net used by operating activities of $522,805 during the same period in 2005 and attributable to changes in operating assets (specifically increases in inventory).

Net cash provided by investing activities during the nine month period ended September 30, 2006 was $2,309 representing a decrease of $2,060 when compared with net provided by investing activities of $4,369 during the same period in 2005.

Net cash provided by financing activities during the nine month period ended September, 2006 was $826,752 attributable to proceeds from our line of credit and proceeds from the repayment of a demand loan and represented an increase of $157,093 when compared with net cash provided by financing activities of $669,659 during the same period in 2005.

Net cash used by operating activities during the year ended December 31, 2005 was $398,576 attributable to changes in operating assets (specifically increases in accounts receivable and inventory) and representing a decrease of $167,184 when compared with net used by operating activities of $565,760 during the same period in 2004.

Net cash used in investing activities during the year ended December 31, 2005 was $4,189 attributable to equipment purchases, an increase of $4,189 compared with net cash used in investing activities of $0 during the same period in 2004.

Net cash provided by financing activities during the year ended December 31, 2005 was $863,859 attributable to receipt of proceeds from demand and stockholder loans and representing an increase of $314,134 compared with net cash provided by financing activities of $549,725 during the same period in 2004.

Our capital requirements are dependent on several factors and are primarily related to our purchasing of vehicles. Over the next twelve months our capital requirements will be directly related to the number of vehicles that we purchase for resale and the growth of our business. Currently, our vehicle purchases are all made out of working capital, cash flow from operations and our revolving lines of credit. At September 30, 2006, the Company had cash and cash equivalents totaling $250,000, accounts receivable of $1,954,445 and inventory of $4,145,472. Despite large annual increases in our revenues from 2003 through 2005, we experienced small net losses of $111,119, $170,922 and $25,455, in 2005, 2004 and 2003, respectively. These losses were mainly attributable to the increased costs of running a public company following our reverse acquisition transaction in 2004 and increased personnel expenses associated with our growth. We anticipate that we will be able to reverse our current loses and return to profitability through decreasing our vehicle transportation costs and be optimizing our purchasing procedures.

We believe that our current cash and cash equivalents along with cash to be generated by operations and our lines of credit will be sufficient to meet our anticipated cash for the next fiscal year. If our revenues decrease or if our customers fail to make timely payments on open receivables, our cash generated from operations will likely not be sufficient to fund operations. If this occurs, we may need to reduce vehicle purchases or raise additional capital through debt or equity financing.

If cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity or convertible debt securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in an increase in our fixed obligations and could result in borrowing covenants that would restrict our operations. There can be no assurance that financing will be available in amounts or on terms acceptable to us, if at all. If financing is not available when required or is not available on acceptable terms, we may be unable to continue to grow our business. In addition, we may be unable to take advantage of business opportunities or respond to competitive pressures. Any of these events could have a material and adverse effect on our business, results of operations and financial condition.

Quantitative and Qualitative Disclosures about Market Risk

Interest Rate Exposure

As of September 30, 2006, we had cash and cash equivalents of $250,000 invested in standard bank checking accounts and highly liquid money market instruments. Such investments are subject to interest rate and credit risk. Such risks and a change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operations. As of September 30, 2006, we had an outstanding balance of $505,816 on our revolving credit facility with Manheim Auto Financial Services, Inc. Borrowings under such revolving credit facility would bear interest at a variable rate equal to prime plus 2.0%. In addition, as of September 30, 2006, we an outstanding balance of $100,000 on a bank revolving credit facility which bears interest at a variable rate equal to prime plus 1.0%.

ITEM 3. PROPERTIES

Our executive offices, comprising approximately 500 square feet, are located at 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566. Our subsidiary, Northeast Auto Acceptance Corp (New York) is housed in the same location. These facilities were leased pursuant to a written lease which expired in July, 2006, and which now continue to rent on a month to month basis. The monthly rent is $400. Our leased space is currently adequate for our needs.

We maintain substantially all of our computer systems at our offices. Our operations are dependent in part on our ability to protect our computer systems against physical damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins or other similar events. Furthermore, despite our implementation of network security measures, our servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. The occurrence of any of these events could result in interruptions, delays or cessations of business which could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of September 30, 2006, the ownership of our common stock by (i) each of our directors and executive officers; (ii) all of our executive officers and directors as a group; and (iii) all persons known by us to beneficially own more than 5% of our common stock.

Unless otherwise indicated in the footnotes to the table, (1) the following individuals have sole voting and sole investment control with respect to the shares they beneficially own and (2) the address of each beneficial owner listed below is c/o the Company, 2174 Hewlett Avenue, Suite 206, Merrick, New York 11566.

NAME AND ADDRESS OF BENEFICIAL OWNER	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF CLASS (1)

William Solko	15,000,000	56.4%
Michael Shaw	2,000,000	7.5%

All directors and executive officers as a group (one Person)	17,000,000	63.9%

(1) Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Under Rule 13d-3(d), shares not outstanding which are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the names and positions of our directors and executive officers:

NAME	AGE	POSITION
William Solko	38	President, CEO, Director
Michael Shaw	38	Vice President
Marsha Solko	38	Director of Administration

The following sets forth biographical information concerning our directors and executive officers for at least the past five years:

William Solko, President, Chief Executive Officer and Director. Mr. Solko has served as President, Chief Executive Officer and Director of the Company since the acquisition of our Northeast Auto Acceptance (NY) subsidiary. He founded our Northeast Auto Acceptance (NY) subsidiary in 1995. Mr. Solko has over 20 years of experience in the automobile industry including over 17 years of experience in commercial automobile buying. Prior to forming the Company, from 1993 to 1995, Mr. Solko was employed as a buyer for two public automobile auction companies in the Chicago area. Mr. Solko attended The State University of New York at New Paltz.

Michael Shaw, Vice President. Mr. Shaw has more than 10 years of experience in automotive sales. Prior to joining our Northeast Auto Acceptance (NY) subsidiary in 1995, Mr. Shaw operated his own used vehicle sales operation.

Marsha Solko Director of Administration. Ms Solko has held this position since the formation of the Company’s Northeast Auto Acceptance subsidiary in 1994. Her primary responsibility is to oversee the day to day operations of the company. In her supervisory role, she is responsible for the monitoring of accounts payables and receivables, daily cash flows, as well as handling vehicle title issues. Ms. Solko has over 18 years experience in the automobile industry, having held the position of bookkeeper and office manager for several vehicle dealerships during that time.

BOARD OF DIRECTORS

Our Board of Directors currently has only one member, William Solko, our President and Chief Executive Officer. Pursuant to our By-Laws, our Board may be expanded, from time to time, to include up to seven directors. All directors hold office until the next annual meeting of shareholders following their election or until their successors have been elected and qualified. Executive officers are appointed by and serve at the pleasure of the Board of Directors. We may adopt provisions in our By-laws and/or Articles of Incorporation to divide the board of directors into more than one class and to elect each class for a certain term. These provisions may have the effect of discouraging takeover attempts or delaying or preventing a change of control of the Company.

BOARD COMMITTEES

The Board of Directors does not have any committees.

DIRECTORS’ COMPENSATION

Directors who are also employees of the Company receive no compensation for serving on the Board of Directors. We do not have any directors who are not employees.

COMPENSATION COMMITTEE

We did not have a Compensation Committee or other committee of the Board of Directors performing similar functions during the fiscal years ending December 31, 2004 and December 31, 2005.

ITEM 6. EXECUTIVE COMPENSATION

COMPENSATION SUMMARY

The following table sets forth the compensation awarded or paid to, or earned by, our Chief Executive Officer and all our other executive officers who earned in excess of $100,000 in salary and bonus (collectively the “Named Executives”) for services rendered to us during the year ended December 31, 2005, 2004 and 2003:

SUMMARY COMPENSATION TABLE (1)(2)

	ANNUAL COMPENSATION		LONG-TERM COMPENSATION
	SALARY ($)	OTHER ($)	NUMBER OF SECURITIES
			UNDERLYING OPTIONS
			(#)(3)
NAME AND PRINCIPAL POSITION

2005
William Solko, CEO	$306,526	$0	0	0
Michael Shaw, Vice President	$218,212	$0	0	0
Marsha Solko, Director of Administration	$150,000	$0	0	0

2004
William Solko, CEO	$372,670	$0	0	0
Michael Shaw, Vice President	$196,843	$0	0	0
Marsha Solko, Director of Administration	$190,000	$0	0	0

2003
William Solko, CEO	$254,288	$0	0	0
Michael Shaw, Vice President	$128,473	$0	0	0
Marsha Solko, Director of Administration	$0	$0	0	0

(1) Information set forth herein for 2004 and 2003 includes services rendered by the named executives while employed by Northeast Auto Acceptance Corp., a New York corporation prior to the Reorganization. All compensation shown above is paid by the Company’s operating subsidiary Northeast Auto Acceptance Corp., a New York corporation.

(2) The columns for “Bonus”, “Other Annual Compensation”, “Restricted Stock Awards”, “LTP Payouts” and “All other Compensation” have been omitted because there is no compensation required to be reported.

The following table sets forth certain information concerning options granted to the named executives during 2005.

OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 2005

There where no option grants during 2005.

AGGREGATE OPTION EXERCISES IN 2005 AND YEAR END OPTION VALUES (1)

There were no option exercises during 2005 and there were no options outstanding as of December 31, 2005.

LONG TERM INCENTIVE PLANS

The Company does not maintain any long term incentive plans for its executives or other employees.

PENSION PLANS

The Company does not maintain any pension plans for its executives or other employees.

EMPLOYMENT AGREEMENTS AND TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

We currently have no written employment agreement with either of our executive officers nor do we have any termination of employment or any change of control arrangements with either of our officers. We do not carry any key-man or other life insurance on either of our officers.

EMPLOYEE BENEFIT PLANS

The Company maintains standard health insurance for its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In April, 2004, the Company acquired Northeast Auto Acceptance Corp, a New York corporation. Our Chief Executive Officer and Vice President were the sole shareholders of Northeast Auto Acceptance Corp, a New York corporation.

Our Chief Executive Officer, William Solko and our Director of Administration, Marsha Solko, are married.

ITEM 8. LEGAL PROCEEDINGS.

None

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

No shares of our common stock have previously been registered with the Securities and Exchange Commission. Our common stock is listed for quotation on the “Pink Sheets” under the symbol “NAAC”.

As of September 30, 2006, there were approximately 150 holders of record of our common stock, which figure does not take into account those stockholders whose certificates are held in the name of broker-dealers or other nominees.

Historical Prices

	Low	High
Quarter Ended:
September 30, 2006	$0.06	$0.08
June 30, 2006	$0.06	$0.18
March 31, 2006	$0.06	$0.20
December 31, 2005	$0.06	$0.19
September 30, 2005	$0.41	$0.79
June 30, 2005	$0.70	$1.10
March 31, 2005	$0.70	$0.93
December 31, 2004	$0.30	$0.42
September 30, 2004	$0.22	$0.50
June 30, 2004	$0.03	$0.99
March 31, 2004	$0.03	$0.03

Dividend Policy

The Company has never declared, nor has it paid, any cash dividends on its Common Stock. The Company currently intends to retain any earnings to finance future growth and does not anticipate paying any cash dividends on its Common Stock in the foreseeable future.

Transfer Agent

Our transfer agent for our common stock is Olde Monmouth Stock Transfer, Highlands, NJ 07716.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

Set forth in chronological order is information regarding shares of common stock issued and options and warrants and other convertible securities granted by us during the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the SEC under which exemption from registration was claimed.

In January, 2004, Registrant sold 200,000 shares (prior to the February, 2004 1-for-5 reverse stock split) of restricted common stock to the stockholder of Northeast Auto Acceptance Corp., a New York corporation (“NEA-NY”) in connection with the purchase of all of the issued an outstanding shares of NEA-NY. Our Chief Executive Officer and Vice President were the sole shareholders of Northeast Auto Acceptance Corp, a New York corporation.

In March, 2004, the Company sold 17,000,000 shares of restricted common stock to two officers of the Company for a total of $100,000 paid in the form of a reduction in the balance of outstanding loans to such individuals, at a price of $0.0058 per share.

In April, 2004, Registrant sold 25,000 shares of restricted common stock to a former officer of the Registrant in exchange for the cancellation of a short term loan at a price of $0.48 per share.

In April, 2004, Registrant sold 125,000 shares of restricted common stock to a former officer of the Registrant in exchange for the cancellation of a convertible note at a price of $0.64 per share.

The January, March and April, 2004 sales listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In April, 2004, Registrant issued 150,000 shares of common stock to an employee of the Registrant in lieu of salary owed at a price of $.40 per share.

From April, 2004 through December, 2004, Registrant issued an aggregate of 5,505,000 shares of common stock to four consultants for services rendered in a total amount of $275,250, at a price of $0.05 per share.

In January, 2005, Registrant issued 2,200,000 shares of common stock to a consultant for services rendered in a total amount of $110,000, at a price of $0.05 per share and in January, 2005, Registrant issued 228,000 shares of common stock to a consultant for services rendered at a price of $0.85 per share

The April, 2004 and January, 2005 sales listed above was made in reliance upon the exemption from registration offered by Rule 504 of Regulation D promulgated under the Securities Act of 1933 and the shares were issued without restrictions by meeting the conditions set forth in Rule 504(b). The purchaser were provided with a disclosure document and had access to pertinent information enabling them to ask informed questions. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

In May, 2005, Registrant issued 1,003,500 restricted shares of common stock to an investor upon conversion of a $500,000 convertible promissory note. The restricted shares issued represented the conversion of the $500,000 principal of the promissory note at $0.50 per share plus interest accrued thereon at $1.55 per share.

The May, July and August, 2005 sales listed above was made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The Company had reasonable grounds to believe immediately prior to making an offer to the private investor, and did in fact believe, when such subscription was accepted, that such purchaser (1) was purchasing for investment and not with a view to distribution, and (2) had such knowledge and experience in financial and business matters that it was capable of evaluating the merits and risks of their investment and were able to bear those risks. The purchaser had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Company's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

The descriptions in this Item and in other sections of this Registration Statement of our securities and various provisions of our Articles of Incorporation and our Bylaws are summaries. Since this is a summary, statements contained in this Registration Statement relating to such provisions may not contain all information relevant to investors. Reference is hereby made to the Articles of Incorporation and Bylaws, copies of which have been filed with the SEC as exhibits to this Registration Statement, and provisions of applicable law.

Our authorized capital stock consists of 100,000,000 shares of common stock, no par value, and 1,000,000 shares of Preferred Stock, no par value. As of December 31, 2005, only common stock is being registered under the Exchange Act pursuant to this Registration Statement. As of December 31, 2005, no shares of our Preferred Stock were issued and outstanding.

Description of Common Stock

The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefor. No holder of any shares of our common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other of our securities. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of common stock.

Each share of common stock is entitled to one vote with respect to the election of any director or any other matter upon which shareholders are required or permitted to vote. Holders of the common stock do not have cumulative voting rights, so the holders of more than 50% of the combined shares voting for the election of directors may elect all of the directors if they choose to do so, and, in that event, the holders of the remaining shares will not be able to elect any members to the Board of Directors.

Anti-Takeover Effects of Various Provisions of Florida Law and Our Articles of Incorporation and Bylaws

We are incorporated under the laws of the State of Florida and are therefore subject to various provisions of the Florida corporation laws which may have the effect of delaying or deterring a change in the control or management of the Registrant.

Certain provisions of our Bylaws which are summarized below may affect potential changes in control of NEA. The Board of Directors believes that these provisions are in the best interests of stockholders because they will encourage a potential acquirer to negotiate with the Board of Directors, which will be able to consider the interests of all stockholders in a change in control situation. However, the cumulative effect of these terms maybe to make it more difficult to acquire and exercise control of NEA and to make changes in management more difficult.

The Bylaws provide the number of directors of NEA shall be established by the Board of Directors, but shall be no less than one. Between stockholder meetings, the Board may appoint new directors to fill vacancies or newly created directorships. A director may be removed from office by the affirmative vote of a majority of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors.

The Bylaws further provide that stockholder action may be taken at a meeting of stockholders and may be effected by a consent in writing if such consent is signed all of the holders of common stock.

We are not aware of any proposed takeover attempt or any proposed attempt to acquire a large block of our common stock.

The provisions described above may have the effect of delaying or deterring a change in the control or management of the Company.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our Articles of Incorporation provide that, to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake to indemnify the officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

There is no pending litigation or proceeding involving one of our directors, officers, employees or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

We intend to enter into indemnification agreements with our directors and officers. These agreements will provide, in general, that we shall indemnify and hold harmless such directors and officers to the fullest extent permitted by law against any judgments, fines, amounts paid in settlement, and expenses (including attorneys' fees and disbursements) incurred in connection with, or in any way arising out of, any claim, action or proceeding (whether civil or criminal) against, or affecting, such directors and officers resulting from, relating to or in any way arising out of, the service of such persons as our directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons pursuant to the foregoing provisions or otherwise, we have has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

ITEM 13. FINANCIAL STATEMENTS

The Financial Statements of the Company are attached hereto as Part F/S.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS.

Financial Statements

Consolidated Balance Sheet

Consolidated Statements of Operations

Consolidated Statements of Changes in Stockholders’ Equity (Deficit)

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits

Exhibit Number	Document

3.1	Articles of Incorporation *
3.2	By-laws *
3.3	Sample Stock Certificate of Registrant*
5.1	Inventory Finance and Bridge Line of Credit Agreement
21	Subsidiaries of Registrant*

*	Filed as Exhibit to Form 10 filed June 26, 2006

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTHEAST AUTO ACCEPTANCE CORP.
(Registrant)

Date: February 5, 2007	By:	/s/ William Solko
William Solko, Chief Executive
Officer and Treasurer

PART F/S

FINANCIAL STATEMENTS

NORTHEAST AUTO ACCEPTANCE CORP.

INDEX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Northeast Auto Acceptance Corp.

We have audited the accompanying consolidated balance sheets of Northeast Auto Acceptance Corp. as of December 31, 2005 and 2004 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the years in the three year period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required at this time, to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Northeast Auto Acceptance Corp. at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three year period then ended in conformity with accounting principles generally accepted in the in the United States of America.

/s/ Kempisty & Company CPA's PC
Kempisty & Company
Certified Public Accountants PC New York, New York March 24, 2006 except for Note 15 dated June 2, 2006

NORTHEAST AUTO ACCEPTANCE CORP.

CONSOLIDATED BALANCE SHEETS

	September 30,	December 31,	December 31,
ASSETS	2006	2005	2004
Current Assets:	(unaudited)
Cash	$250,000	$536,534	$75,439
Inventory (Note 4)	4,145,472	2,633,759	2,943,560
Accounts receivable	1,954,445	594,800	-
Total Current Assets	6,349,917	3,765,093	3,018,999

Equipment, net	2,309	-	1,286
Other assets	14,114	189,879	17,838

TOTAL ASSETS	$6,366,340	$3,954,972	$3,038,123

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
Accounts payable$	1,094,247	$147,647	$451,426
Note payable to bank (Note 6)	100,000	100,000	100,000
Credit line	505,816	-	-
Demand loans payable (Note 6)	1,307,331	1,055,770	684,475
Credit Card loan payable (Note 6)	135,630	95,830	185,615
Due to stockholders (Note 6)	1,207,801	1,178,226	1,095,976
Accrued expenses	807,748	471,502	279,458
Payroll taxes withheld and accrued	-	110,995	144,263
Total Current Liabilities	5,158,573	3,159,970	2,941,213

Commitments and contingencies (Note 12)	-	-	-

Stockholders' equity
Preferred stock, no par value, 1,000,000 shares authorized, none issued and outstanding	-	-	-
Common stock, no par value , 100,000,000 shares authorized, 26,618,586 shares, 26,618,586 shares and
23,186,886 shares issued and outstanding September 30, 2006, December 31, 2005 and 2004 respectively	3,457,917	3,457,917	1,614,706
Deficit	(2,248,974)	(2,661,739)	(1,516,620)
	1,208,943	796,178	98,086
Less: Treasury stock (200,000 common shares)	(1,176)	(1,176)	(1,176)
Total Stockholders' Equity	1,207,767	795,002	96,910

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,366,340	$3,954,972	$3,038,123

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
	(unaudited)	(unaudited)

Net sales	$57,519,622	$46,639,481	$60,993,353	$47,279,498	$30,322,091

Cost of sales	55,585,030	45,112,600	59,124,774	45,692,747	29,529,567

Gross profit	1,934,592	1,526,881	1,868,579	1,586,751	792,524

Operating expenses:
Officers salaries	482,334	439,388	524,738	569,543	382,761
Consulting fees	-	-	48,971	-	-
Stock based consulting fees	147,000	756,798	756,794	1,360,150	-
Interest expense	213,415	571,214	642,982	166,551	148,210
Selling, general and administrative	611,572	762,558	1,032,799	746,329	287,008
Total operating expenses	1,454,321	2,529,958	3,006,284	2,842,573	817,979

Profit (Loss) from operations	480,271	(1,003,077)	(1,137,705)	(1,255,822)	(25,455)

Income taxes (Note 11)	67,506	4,999	7,414	-	-

Net profit (loss)	$412,765	$(1,008,076)	$(1,145,119)	$(1,255,822)	$(25,455)

Net loss per share basic and diluted	$0.02	$(0.04)	$(0.05)	$(0.06)	$(0.00)

Weighted average number of shares outstanding	26,618,586	25,459,650	25,402,541	19,868,598	17,381,886

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003
AND THE NINE MONTHS ENDED SEPTEMBER 30, 2006 (unaudited)

	Common Stock
	No Par Value			Treasury
	Shares	Amount	Deficit	Stock	Totals
Balances at January 1, 2003	200	$2,500	$(83,287)	$-	$(80,787)

Net (Loss)	-	-	(25,455)	-	(25,455)

Balances at December 31, 2003	200	2,500	(108,742)	-	(106,242)

Shares issued to NAAC-NY	200,000	-	-	(1,176)	(1,176)

Reverse merger adjustment	181,886	-	(152,056)	-	(152,056)

Common stock issued-for repayment of stockholders loans	17,000,000	100,000	-	-	100,000
and share exchange	(200)	-	-	-	-

Common stock issued for repayment of short-term loan	25,000	12,000	-	-	12,000

Common stock issued for repayment of convertible note	125,000	80,056	-	-	80,056

Common stock issued for back salary	150,000	60,000	-	-	60,000

Common stock issued for consulting fees	5,505,000	1,360,150	-	-	1,360,150

Net (Loss)	-	-	(1,255,822)	-	(1,255,822)

Balances at December 31, 2004	23,186,886	1,614,706	(1,516,620)	(1,176)	96,910

Common stock issued for consulting fees	2,428,000	897,800		-	897,800

Common stock issued for conversion of note	1,000,000	500,000	-	-	500,000

Common stock issued for interest payable	3,700	5,411	-	-	5,411

Beneficial conversion feature on convertible note	-	440,000	-	-	440,000
Net (Loss)	-	-	(1,145,119)	-	(1,145,119)

Balances at December 31, 2005	26,618,586	3,457,917	(2,661,739)	(1,176)	795,002

Net Profit	-	-	412,765	-	412,765

Balances at September 30, 2006	26,618,586	$3,457,917	$(2,248,974)	$(1,176)	$1,207,767

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended September 30,		Year Ended December 31,
	2006	2005	2005	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:	(unaudited)	(unaudited)
Net profit (loss)	$412,765	$(1,008,022)	$(1,145,119)	$(1,255,822)	$(25,455)
Adjustments to reconcile net loss to net cash used by operating activities:
Depreciation and amortization	-	-	4,189	-	321
Stock issued for consulting fees	147,000	756,794	756,794	1,360,150	-
Stock issued for interest	-	5,411	5,411	-	-
Beneficial conversion feature on interest	-	440,000	440,000	-	-
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(1,359,645)	(1,520,626)	(594,800)	199,062	(50,878)
(Increase) decrease in inventory	(1,511,713)	516,214	309,801	(1,287,454)	(38,600)
(Increase) decrease in other assets	28,803	(45,765)	(79,590)	(303)	686
Increase (decrease) in accounts payable	1,282,846	472,513	(62,043)	338,383	148,013
Increase (decrease) in payroll taxes	(111,033)	(139,323)	(33,218)	80,223	(137,337)
Total adjustments	(1,523,742)	485,218	746,544	690,061	(77,795)
CASH USED BY OPERATING ACTIVITIES	(1,110,977)	(522,804)	(398,575)	(565,761)	(103,250)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(2,309)	(4,369)	(4,189)	-	(1,607)
CASH USED BY INVESTING ACTIVITIES	(2,309)	(4,369)	(4,189)	-	(1,607)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds of line of credit	5,296,318	-	-	-	-
Repayment of line of credit	(4,790,502)	-	-	-	-
Proceeds of stockholders loans	142,178	188,164	142,460	288,109	78,362
Repayment of stockholders loan	(112,603)	(95,352)	(60,110)	(100,000)	-
Proceeds of demand loans	491,030	725,142	877,025	179,000	63,501
Repayment of demand loans	(239,469)	(108,847)	(5,730)	-	-
Proceeds/(Repayments) on credit card loan	39,800	(39,448)	(89,786)	182,616	(21,492)
CASH PROVIDED BY FINANCING ACTIVITIES	826,752	669,659	863,859	549,725	120,371

NET INCREASE (DECREASE) IN CASH	(286,534)	142,486	461,095	(16,036)	15,514

CASH
Beginning of year	536,534	75,439	75,439	91,475	75,961

End of year	$250,000	$217,925	$536,534	$75,439	$91,475

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for:
Income tax payments	$6,825	$34,305	$50,944	$225	$321
Interest payments	$213,415	$131,214	$185,107	$150,337	$148,514

The accompanying notes are an integral part of these financial statements.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 1- ORGANIZATION AND NATURE OF BUSINESS

Northeast Auto Acceptance Corp. (the “Company") was incorporated in New York State in July 1991 under the name of Catadyne Corporation and was reincorporated in Florida on February 1, 1996. The Company was engaged in the energy conservation industry. By January 2003, the Company did not have any business operations except for having an officer on staff, and was a non-operating shell corporation at the time of the transaction.

On January 14, 2004, the Company issued 200,000 shares of its' common stock to Northeast Auto Acceptance Corp (a New York corporation) (“NAAC-NY”) when the Company had 181,886 shares outstanding as consideration for the acquisition of NAAC-NY.

On March 4, 2004, the Company (then still known as “Catadyne Corporation”) (a Florida corporation) changed its name to Northeast Auto Acceptance Corp.

NAAC-NY was incorporated in New York State on December 31, 1996. NAAC-NY buys used automobiles at auctions, then repairs, cleans, transports and resells them wholesale throughout the Pacific Northwest.

Also on March 4, 2004, the Company issued its two officer/shareholders 17,000,000 shares of common stock in exchange for $100,000 as part of the acquisition of NAAC-NY by reducing a loan payable to the officers by this amount and the 200 shares of NAAC-NY they owned. Effectively, Mr. William Solko, the new President and sole Director owns more than 50% of the voting Common Stock and can pass any item that is subjected to approval of a stockholders vote.

The Company is treating this transaction as a reverse acquisition and reorganization for accounting purposes. The financial statements include the operations of NAAC-NY, the accounting acquirer, for all periods presented.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventory

Inventory is stated at the lower of cost or market using the specific identification basis.

Depreciation

The cost of equipment is depreciated over the estimated useful lives of the related assets of five years.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Northeast Auto Acceptance (New York). All intercompany accounts and transactions have been eliminated.

These consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

The Company buys used autos and recognizes revenue when it resells them and title is transferred to the buyer. The costs of the auto, any fees charged, and any repair costs are included in the costs of sales. The Company is the owner of the vehicle until the sale is complete and as such has all risks inherent with such ownership.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company accounts for income taxes under the asset and liability method as required by SFAS No. 109, "Accounting for Income Taxes", issued by the Financial Accounting Standards Board ("FASB"). Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial reporting and tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Reverse Stock Split

The Company effected a 1-for-5 reverse stock split of its common stock no par value on February 20, 2004. Accordingly all share and per share information included in the consolidated financial statements has been adjusted to reflect the reverse stock split.

Interim financial information

The unaudited balance sheet, the unaudited statements of income and cash flows have been prepared in accordance with United States generally accepted accounting principles for interim financial information. In the opinion of management, all adjustments (consisting solely of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows as at September 30, 2006, have been included. Readers of these financial statements should note that the interim results for the nine month period ended September30, 2006, are not necessarily indicative of the results that may be expected for the fiscal year as a whole.

Recently Issued Accounting Standards

In December 2003, the Securities and Exchange Commission released Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB 104"). SAB 104 clarifies existing guidance regarding revenue recognition. The Company's adoption of SAB 104 nor the

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

adoption of proposed Standards did not have nor will have an impact on its consolidated results of operations, financial position or cash flows.

Other recently issued accounting standards adopted by the Company during 2005, 2004 and 2003 nor proposed standards did not have nor will not have an impact on its consolidated results of operations, financial position or cash flows.

Note 3- ACCOUNTS RECEIVABLE

Accounts receivable consists of the following:

	September 30,	December 31,	December 31,
	2006	2005	2004

Accounts receivable-trade	$1,954,445	$594,800	$0

The accounts receivable are due from the sale of used autos. No provision for doubtful accounts has been recorded since most all receivables are collected within 14 to 23 days. The Company has not had any unpaid receivables in the past five years.

Note 4- INVENTORIES

Inventory consists of the following:

	September 30,	December 31,	December 31,
	2006	2005	2004

Automobiles purchased for resale	$4,145,472	$2,633,759	$2,943,560

Inventory is stated at the lower of cost or market using the specific identification basis.

The inventory is valued by comparing the total cost of the vehicle to our net realizable value at the time of sale or to the “Blue Book” value for unsold vehicles. The lower of these is used to price the inventory. Our experience has been that costs are usually equal to or lower than our net realizable value or the “Blue Book” value. Since our inventory is usually turned over in a short time, our pricing is not sensitive to wide deviations from

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

the actual results. The Company has not had to make revisions to it’s pricing of inventory as a result of deviations from actual results.

The inventories are limited by the amount of working capital the Company has at any one time.

Note 5-EQUIPMENT

The following is a summary of equipment:

	September 30,	December 31,	December 31,
	2006	2005	2004

Equipment	$12,528	$5,796	$1,607
Less: accumulated depreciation	10,219	$(5,796)	$(321)
	$2,309	-	$1,286

Note 6- NOTES AND LOANS PAYABLE

Notes and loans payable are as follows:

September 30,	December 31,	December 31,
2006	2005	2004

Line of credit (On October 4, 2004, the Company was approved for a line of credit of $975,000, as an inventory financing ("Floor Plan") loan with interest set at 2% above the Wall Street Journal Prime rate. The agreement requires any advances to be repaid for a vehicle on the earliest of forty eight (48) hours from the time of sale or within twenty four (24) hours from the time the Company receives payment by or on behalf of the purchase of such vehicle or demand. The agreement is personally guaranteed by the officers and their respective spouses. The collateral for the loan is any vehicle owned by the Company) The agreement does not have any other restrictive covenants.
$505,816	$-	$-

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 6- NOTES AND LOANS PAYABLE (continued)
	September 30, 2006	December 31, 2005	December 31, 2004

Note payable bank (Note payable to bank due February 2007, is an open line of credit interest payable monthly at 1% over the prime rate, secured by a lien on all of the Company's assets and personally guaranteed by the majority stockholders]. Interest is paid monthly on account)	100,000	100,000	100,000

9% $250,000 convertible demand note is dated December 31, 2005. The 9% $150,000 convertible demand note is dated December 31, 2004. Interest is payable when the notes are paid. Each of these notes are convertible to $0.25 a share	400,000	400,000	400,000

9% unsecured demand notes payable	907,331	655,770	534,475

Loans payable-credit cards payable (Credit cards payable are unsecured, pay interest from 8.24% to 12.25% per annum and are payable in monthly installments)	135,630	95,830	185,615

Due to stockholders (The stockholder loans are unsecured, pay interest at 9% per annum, are subordinated to the bank loan and have no specific terms of repayment)	1,207,801	1,178,226	1,095,876

Total notes and loans payable	3,256,578	2,429,826	2,065,966

There are no restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends in our current credit facilities.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 7- ACQUISITION

On January 14, 2004, the Company (then known as “Catadyne Corporation”-a Florida corporation) issued 200,000 shares of its' common stock to Northeast Auto Acceptance Corp (a New York State Corporation) (“NAAC-NY”) when the Company had 181,886 shares outstanding in order to induce NAAC-NY to merge with their company. Catadyne Corporation, the legal acquirer, was a non-operating public shell corporation at the time of the transaction.

NAAC-FLA issued 200,000 shares of its stock when it had 181,886 shares outstanding for 100% of NAAC-NY. After the transaction, Mr. Solko and Mr. Shaw collectively owned 52.4% of the Company.

On March 4, 2004, the Company (then known as “Catadyne Corporation”) (a Florida corporation) (hereafter “NAAC-FLA”) agreed to acquire Northeast Auto Acceptance Corporation (a New York corporation) (hereafter “NAAC-NY”) the accounting acquirer and to change its name to Northeast Auto Acceptance Corporation.

Also on March 4, 2004, the Company issued its two officer/shareholders 17,000,000 shares of common stock in exchange for $100,000 as part of the acquisition of NAAC-NY by reducing a loan payable to the officers by this amount and the 200 shares of NAAC-NY they owned. Effectively, Mr. William Solko, the new President and sole Director owns more than 50% of the voting Common Stock and can pass any item that is subjected to approval of a stockholders vote.

The Company is treating this transaction as a reverse acquisition and reorganization for accounting purposes. The financial statements include the operations of NAAC-NY, the accounting acquirer, for all periods presented.

Note 8-COMMON STOCK

The Company was authorized to issue 10,000,000 shares of no par value common stock in 1996.

In January 2004, the shareholders agreed to exchange all of their common stock, in exchange for 200,000 shares of the common stock of Catadyne Corporation.

On February 2004, the Company completed a 1-for-5 reverse stock split. All stock amounts reflect the reverse stock split.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 8-COMMON STOCK (continued)

Also on March 4, 2004, the Company issued its two officer/shareholders 17,000,000 shares of common stock in exchange for $100,000 as part of the acquisition of NAAC-NY by reducing a loan payable to the officers by this amount and the 200 shares of NAAC-NY they owned. Effectively, Mr. William Solko, the new President and sole Director owns more than 50% of the voting Common Stock and can pass any item that is subjected to approval of a stockholders vote.

The Company is treating this transaction as a reverse merger and reorganization for accounting purposes. The financial statements include the operations of the NAAC-NY, the accounting acquirer, for all periods presented.

In April 2004 the Company exchanged (A) 25,000 shares of common stock for $12,000 in 0% short term loans valued at $0.48 per share; (B) 125,000 shares of common stock for $80,056 in 0% convertible notes payable valued at $0.64 per share; (C) 150,000 shares of common stock for back salary of $60,000 valued at $0.40 per share. The share prices were determined by the value of liabilities they were exchanged for.

During April through December 2004 the Company issued 5,505,000 of its common stock to several consultants valued at $1,360,150, or $0.25 per share. Due to a clerical error, the Company issued 13,186,886 in excess of its authorized shares in 2004. The Company recalled all shares and reissued them after it had corrected its filing in the state of Florida in 2005. All shares are shown as if the reissue had happened in 2004.

In January 2005 the Company issued 2,200,000 shares of its common stock to a consultant valued at $704,000, valued at $0.32 per share. This was charged to expense in 2005.

In February 2005, the Company increased its authorized shares from 10,000,000 common shares, no par value, to 100,000,000 common shares, no par value, and 1,000,000 preferred shares, no par value.

In December, 2004, an investor, who wanted to invest $500,000 to purchase common stock, could not do so due to the over issuance referred to above.

On February 17, 2005, the Company received $500,000 from such investor for a $500,000 face value, 5% convertible note convertible into the Company's no par value common stock at $0.50 per share, upon the Company amending its articles of

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

incorporation to increase the authorized common shares to 100,000,000. On March 16, 2005 the Company filed its Amended and Restated Articles of Incorporation with the

Note 8-COMMON STOCK (continued)

State of Florida and converted the note into 1,000,000 shares of its common stock. The Company recorded $440,000 in interest expense for the beneficial conversion feature on this convertible note.

In May 2005 the Company issued 1,000,000 shares of its common stock to convert a $500,000 convertible note, valued at $0.50 per share and issued 3,500 shares of the common stock for $5,411 in interest expense, valued at $1.55 per share.

In July and August 2005 the Company issued 228,000 shares of its common stock to two consultants valued at $193,800, the market value at the date of the contracts., valued at $0.85 per share. Of this amount $141,006 was prepaid for 2006 and $52,794 was charged to expense in 2005.

Note 9- RELATED PARTY TRANSACTION

During 2004, the Company issued 1,000,000 shares of stock to Mr. Alan Solko (Mr. William Solko's father) valued at $30,000 or $0.03 per share.

The Company issued 17,000,000 shares of stock to two officers as part of the acquisition agreement and charging the officer loan amount for $100,000 or $0.006.

During 2004 and 2005, the Company paid $190,000 and $150,000, respectively to William Solko's wife as a salary.

Note 10- PROFIT OR LOSS PER COMMON SHARE

Profit or loss per common share is calculated as the profit or loss for the period divided by the weighted average number of shares of the Company's common stock.

NOTE 11- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2005 consists of the following:
	Current	Deferred	Total
Federal	$(22,000)	$22,000	$-
State and local	9,700	(2,300)	7,400
	$(12,300)	$19,700	7,400

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

NOTE 11 - INCOME TAXES (continued)

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. The income tax provision for the year ended December 31, 2004 consists of the following:

	Current	Deferred	Total
Federal	$(52,000)	$52,000	$-
State and local	(15,000)	15,000	-
	$(67,000)	$67,000	-

The significant components of the Company's future tax assets are summarized as follows:

	2005	2004	2003
Loss carry forwards	$165,000	$143,000	$76,000
	165,000	143,000	76,000
Valuation allowance	(165,000)	(143,000)	(76,000)
	$-	$-	$-

The Company has net operating loss carry forwards of approximately $208,000 which expire in 2024 and 2025.

The Company has provided a full valuation allowance against deferred tax assets at December 31, 2005, due to uncertainties in the Company's ability to use its net operating losses. During 2004, the valuation allowance increased by $67,000, and during 2005, the valuation allowance increased by $22,000.

Note 12-COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month-to-month basis at two locations. Rent expense was approximately $11,700 for 2005 and $8,200 for 2004. At December 31, 2005, future minimum lease payments were $2,800 for 2006.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 13-SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION

The Company issued common stock as follows:

For the year ended December 31, 2004:

17,000,000 shares of the Company’s common stock for $100,000 in reduction of stockholder’s loans.

•	On March 4, 2004, 17,000,000 shares of the Company’s common stock was issued for $100,000, as a reduction of a stockholder’s loan

•	On March 9, 2004, 1,000,000 shares of the Company’s common stock were issued for $30,000 of consulting services performed by an unrelated party.

•	On March 9, 2004 150,000 shares of the Company’s common stock was issued for $60,000 as payment of accrued salary.

•	On April 23, 2004, 1,000,000 shares of the Company’s common stock were issued for $30,000 of consulting services performed by an unrelated party.

•	On April 27, 2004, 1,000,000 shares of the Company’s common stock were issued for $30,000 of consulting services performed by a related party.

•	On April 23, 2004, 25,000 shares of the Company’s common stock were issued for $12,000 as repayment of a short term loan.

•	On April 23, 2004, 125,000 shares of the Company’s common stock were issued for $80,056 as repayment of a convertible loan payable.

•	On May 3, 2004, 505,000 shares of the Company’s common stock were issued for $15,150 of consulting services performed by an unrelated party.

•	On July 7, 2004, 1,000,000 shares of the Company’s common stock were issued for $600,000 of consulting services performed by an unrelated party.

•	On July 16, 2004, 750,000 shares of the Company’s common stock were issued for $555,000 of consulting services performed by an unrelated party.

•	On November 10, 2004, 250,000 shares of the Company’s common stock were issued for $100,000 of consulting services performed by an unrelated party.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 13-SUPPLEMENTAL DISCLOSURE FOR CASH FLOW INFORMATION
(continued)

For the year ended December 31, 2005:

•	On January 3, 2005, 2,200,000 shares of the Company’s common stock were issued for $704,000 of consulting services performed by an unrelated party.

•
On February 17, 2005 1,000,000 shares of the Company’s stock was issued for $500,000 of a convertible note. As part of this conversion the Company also recognized $440,000 of interest expense related to the beneficial conversion feature on the convertible note.

•	On February 17, 2005, 3,700 shares of the Company’s common stock were issued to pay $5,411 of interest.

•	On July 1, 2005, 200,000 shares of the Company’s common stock were issued for $170,000 of consulting services performed by an unrelated party.

•	On August 1, 2005, 28,000 shares of the Company’s common stock were issued for $23,800 of consulting services performed by an unrelated party.

Note 14- OFF BALANCE SHEET RISK

Included in the accompanying balance sheet is inventory of used automobiles at a carrying value of $4,145,472 at September 30, 2006, $2,633,759 at September 30, 2005, $2,633,759 at December 31, 2005, $2,943,560 at December 31, 2004, which represents management's estimate of its net realizable value which approximate market. Such value is based on forecasts for sales of used automobiles in the ensuing year. The used automobile industry is characterized by rapid price changes. Should demand for used automobiles prove to be significantly less than anticipated, the ultimate realizable value of such products could be substantially less than the amount shown in the balance sheet. This risk is increased by the Company's need to move inventory due to the lack of working capital.

The Company has not experienced any significant write-downs or write-offs of inventory over the last three years.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

The realizability of the inventory at the end of each reporting period is determined by management based upon the sales prices received for the auto sold in the ensuing 30-day period from the end of the reporting period.

Note 15- ACCRUED EXPENSES

Accrued expenses consists of the following:
	September30,	December 31,	December 31,
	2006	2005	2004

Corporate taxes	$56,587	$7,512	$5,512
Interest	58,569	30,427	12,730
Purchases	-	189,000	-
Auto repair	-	-	22,687
Transportation	206,503	-	73,909
Commissions	68,735	102,808	109,384
Officers salary	240,000	-	-
Professional fees	41,000	20,000	3,549
Other expenses	136,354	70,743	51,687
	$807,748	$471,502	$279,458

Note 16- BUSINESS AND CREDIT CONCENTRATIONS

The amount reported in the financial statements for cash, trade accounts receivable and inventories approximates fair market value. Because the difference between cost and the lower of cost or market is immaterial, no adjustment has been recognized in the financial statements. See Note 14 for more details.

NORTHEAST AUTO ACCEPTANCE CORP.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Amounts and Disclosures at and for the Nine Months
Ended September 30, 2006 and September 30, 2005 Are Unaudited)

Note 17 - SELECTED QUARTERLY DATA

	Selected Quarterly Data (unaudited)
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2006:
Net sales	16,374,012	20,327,927	20,817,683	-
Gross profit	649,075	548,853	736,665	-
Net profit (loss):	123,712	59,066	229,987	-
Per share: Basic	-	-	0.01	-
Diluted	-	-	0.01	-
2005:
Net sales	14,740,452	14,567,570	17,331,459	14,353,872
Gross profit	562,285	375,852	588,744	530,698
Net profit (loss):	(543,515)	(150,345)	(165,661)	(289,288)
Per share: Basic	(0.02)	-	(0.01)	(0.01)
Diluted	(0.02)	-	(0.01)	(0.01)
2004:
Net sales	10,338,386	11,730,288	13,531,593	11,679,231
Gross profit	417,025	375,666	478,343	315,717
Net profit (loss):	11,085	(905,517)	159,534	(729,342)
Per share: Basic	0.02	0.06	(0.01)	(0.03)
Diluted	0.02	0.06	(0.01)	(0.03)